Exhibit 99.6

NEWS RELEASE NASDAQ: ELBM TSX.V: ELBM

Electra Provides Refinery Update and Files 2023 Financial Reports

Toronto, Ontario – (May 13, 2024) – Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today provided an update on its Refinery project and announced the filing of their full year 2023 financial reports. Electra continues to move ahead with its plans to become the first refiner of battery grade cobalt sulfate in North America by recommissioning and expanding its Refinery, located in Temiskaming Shores, Ontario, Canada. Once commissioned, the facility will produce approximately five percent of the global supply of battery grade cobalt needed for electric vehicles.

“Electra achieved a number of milestones in 2023, including the delivery of almost all long lead order equipment to complete construction of the cobalt refinery, operating the first plant-scale black mass refinery in North America and expanding a long-term offtake agreement with LG Energy Solution to five years and 80% of future production,” said Electra CEO, Trent Mell.

“Most recently, we announced a long-term supply agreement with Eurasian Resources Group for cobalt hydroxide feed material, supporting our efforts to onshore the battery supply chain and reduce reliance on foreign refiners. We also received an additional C$5 million dollar investment from the Government of Canada, showing their continued commitment to building a strong, domestic EV supply chain. Our near-term focus remains on completing the financing package to complete the cobalt sulfate refinery.

“Battery recycling is a part of our long-term plan for the battery materials complex and with the work we have put into this arena, we are in a position to add a recycling circuit as the availability of waste and scrap materials grows,” Mr. Mell continued. “In 2023, Electra refined 40 tonnes of black mass in a plant scale setting, believed to be the first of its kind in North America, recovering lithium, nickel, cobalt and other critical minerals. We are working closely with the Three Fires Group on a joint venture focused on collection and primary recycling of battery scrap, which would provide a steady source of black mass feed material into the refinery. Following commissioning and the planned ramp-up to 6,500tpa of cobalt in sulfate, along with adding the recycling component, the refinery’s future as an integrated facility will allow Electra to make battery grade material for cell manufacturers from a variety of sources.

“Canada surpassing China as the world’s most promising jurisdiction for manufacturing lithium-ion batteries, underscores the strategic value of our refinery for North America,” Mr. Mell concluded. “We have a vision for both the near- and the long-term, and we remain committed to a staged approach, including future plans for a second refinery in Bécancour, Quebec and exploring nickel sulfate refining in North America.”

Highlights and Developments

●	Most of the critical equipment needed for completion of the cobalt sulfate refinery, such as pressure vessels, tanks, and structural steel, were delivered to the refinery complex in Ontario. Installation of the equipment delivered to the site will occur once Electra secures the remaining capital required for its refinery project.
●	A cobalt supply agreement with LG Energy Solution was extended and expanded in 2023 and Electra will now supply LG Energy Solution with 19,000 tonnes of battery grade cobalt over a five-year period beginning in 2025.
●	The Company also signed a binding letter of intent in early 2024 with Eurasian Resources Group S.A.R.L. (“ERG”) for long-term supply of ERG’s cobalt hydroxide to

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the refinery, further supporting efforts to onshore the battery supply chain and reduce reliance on foreign refiners. With this agreement, Electra has sufficient cobalt hydroxide feed material to meet the refinery’s annual capacity.

●	Electra successfully completed a year-long plant-scale recycling program of Black Mass material, believed to be the first in North America, and successfully recovered critical metals, including lithium, nickel, cobalt, copper, manganese, and graphite, needed for the EV battery supply chain using Electra’s proprietary hydrometallurgical process.
●	Electra produced a mixed hydroxide precipitate (MHP), at contained metal grades for nickel and cobalt above quoted market specifications and has shipped approximately 28 tonnes of MHP product to customers to date.
●	Recovery rates for all targeted metals improved during the recycling trial, with recovery for manganese improving by more than 50% from results achieved in a lab setting. The metal content in the MHP increased 5 to 10% over the course of the trial. An increase in metal content results in a higher value saleable product, thereby improving the potential economics of continuous recycling operations.
●	During the fourth quarter of 2023, Electra signed a memorandum of understanding with Rock Tech Lithium for the development of a partnership to supply recycled lithium product from Electra’s refinery to Rock Tech’s lithium refineries for upgrading to battery-grade lithium chemicals.
●	Electra completed a re-baseline engineering report in the second quarter of 2023 to assess remaining refinery scope, construction schedule, and capital expenditures. The re-baseline engineering report estimated that the total capital costs are C$155 to C$167 million, of which approximately C$85.6 million had been capitalized as of December 31, 2023.
●	A memorandum of understanding was signed with the Three Fires Group to form a joint venture focused on the primary recycling (shredding) of battery waste in Ontario, underpinned by Electra’s propriety black mass refining capabilities to recover high value critical metals. Under the joint venture, Electra and the Three Fires will collaborate to source and process battery waste generated by manufacturers of battery cells, electric vehicles, and energy storage systems at a future facility in southern Ontario, to produce black mass material that will be further refined using Electra’s proprietary hydrometallurgical process at its refinery.
●	In the second quarter of 2023, Electra completed a desktop scoping study to evaluate the potential economics of developing a standalone black mass process plant within its refinery complex capable of processing 2,500 tonnes of black mass material per annum. The facility could be scaled over time as the market for battery recycling expands.
●	Electra was notified in September 2023 by The Nasdaq Stock Market LLC (“Nasdaq”) that it did not meet the minimum bid price of US$1.00 per share required for continued listing on the Nasdaq and the Company was given to March 19, 2024, to regain compliance. On March 21, 2024, Electra announced an extension from the Nasdaq to September 16, 2024, to regain compliance.
●	On February 9, 2024, the Company announced that it has received a C$5 million funding commitment from the Government of Canada towards the construction of North America’s first cobalt sulfate refinery. The investment will be provided in the form of a grant from the Federal Economic Development Initiative for Northern Ontario (FedNor).
●	In February 2023, Electra retired US$36 million of convertible debt and closed a convertible debt offering for an aggregate of US$51,000 principal amount of 8.99% senior secured convertible notes due February 2028 (the 2028 Notes). The Company received net proceeds of approximately US$13.7 million towards costs associated with

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the refinery development. Noteholders also received an aggregate of 10,796,054 common share purchase warrants exercisable for five years at an exercise price of US$2.48 per common share.

●	In January 2024, the common share purchase warrants were amended to align more closely with market conditions. The exercise price was reduced to C$1.00 per common share and an acceleration clause added. As partial consideration for the amendments, the holders of the senior secured convertible notes agreed not to exercise certain adjustment provisions they held in connection with the 2028 Notes. As a result, the 2028 Notes were not re-priced at a lower exchange rate and no amendments were made in respect of the debt conversion ratio. The amendments reduce potential dilution in Company capitalization in the event the 2028 Notes are converted into equity, while the cashless exercise feature will serve to concurrently reduce the dilutive effect of future exercises of warrants.
●	On February 27, 2024, the Company announced that Electra and the holders of the 2028 Notes had also entered into an agreement to postpone unpaid interest due August 15, 2023 and February 15. Additional details are set out in the 2023 Note Offering and subsequent amendment and Indenture are filed on Sedar+ (www.sedarplus.com). Following receipt of approval from the TSXV to issue common shares in satisfaction of US$401 of interest payable in accordance with this agreement, on March 21, 2024, the Company issued an aggregate of 843,039 Shares at a deemed issue price of $0.6439 per share.
●	Due to market conditions and the delay to the completion of the refinery project, the Company recorded a non-cash asset impairment charge which is reflected in the fourth quarter and full year 2023 earnings results. Under IFRS, this charge could be reviewed in future periods, as conditions evolve.
●	Period-end cash position of C$7.6 million.

Electra’s current priority is recommissioning and expanding its refinery, and its long-term vision includes additional phases to potentially provide recycled battery materials and battery grade nickel to the North American and global electric vehicle battery market:

1.	Completion of the recommissioning of the refinery to produce at an initial rate of 5,000 tonnes per annum of battery cobalt contained in cobalt sulfate from cobalt hydroxide.
2.	12-month permit amendment process and expansion of certain circuits to increase cobalt production to 6,500 tonnes per annum of battery grade cobalt sulfate, reaching the nameplate capacity of the crystallization circuit.
3.	Recycling of black mass, recovering lithium, nickel, cobalt and other critical metals, supported by a planned joint venture with the Three Fires Group to collaborate to source battery waste and produce black mass for refining at Electra’s refinery.
4.	Expansion to a second cobalt sulfate facility in Bécancour, Quebec and a strategically located North American nickel sulfate plant.

Electra’s low carbon hydrometallurgical refinery in Canada is permitted and has an estimated current replacement value of approximately US$200 million. The Company requires approximately US$60 million to complete construction. The cobalt refinery project continues to be derisked through the on-site receipt of most long lead-time equipment and by commissioning the legacy refinery operations for the black mass demonstration plant.

The Company’s 2023 financial reports are available on SEDAR+ (www.sedarplus.com) and the Company’s website (www.ElectraBMC.com). Electra will host a conference call and webcast on May 17, 2024, at 9:00 am ET to review its fourth quarter performance and discuss

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near-term outlook. Dial in, slides, and webcast are all available at www.ElectraBMC.com/category/events/.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently focused on developing North America’s only cobalt sulfate refinery and a black mass refinery, Electra is executing a multipronged strategy to onshore the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra’s cobalt refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information, please visit www.ElectraBMC.com.

Contacts

Heather Smiles

Vice President, Investor Relations & Corporate Development Electra Battery Materials

info@ElectraBMC.com

1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Such forward-looking statements include, without limitation, statements regarding the timing and deemed value of the issuance of Shares. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov. Other factors that could cause actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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